SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

Commission File Number: 000-30540

GIGAMEDIA LIMITED

122 TunHua North Road, 14th Floor

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [  x  ]              Form 40-F  [        ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  [        ]              No  [  x  ]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .)

GIGAMEDIA LIMITED is submitting under cover of Form 6-K:

1.	GigaMedia Fourth-Quarter and Full-Year 2006 Financial Results (attached hereto as Exhibit 99.1)

2.	GigaMedia to Announce Fourth-Quarter and Full-Year Financial Results on March 13 (attached hereto as Exhibit 99.2)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: March 16, 2007	By:	/s/ Thomas T. Hui
(Signature)
Name:Thomas T. Hui
Title:Chief Financial Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 3518-1107
brad.miller@gigamedia.com.tw

GigaMedia 2006 Net Profit

Up 386% to US$31 Million;

4Q Net Profit of US$9.9 Million, Up 52% Q-o-Q

Highlights of Full-Year 2006 Unaudited Results

•	Consolidated revenues from continuing operations rose 113 percent to US$94.3 million.

•	Consolidated operating income from continuing operations grew 403 percent to a record US$22.0 million.

•	Consolidated net income jumped 386 percent to a record US$30.8 million. Basic and fully-diluted earnings per share were US$0.60 and US$0.51, respectively.

•	Cash, cash equivalents and marketable securities-current totaled US$36.2 million at year end.

Highlights of Fourth-Quarter 2006 Unaudited Results

•	Consolidated revenues from continuing operations climbed 155 percent to US$30.1 million from US$11.8 million in 2005 and grew by 23 percent from the previous quarter.

•	Consolidated operating income from continuing operations rose 361 percent to a record US$8.0 million from US$1.7 million in 2005 and grew by 33 percent from the previous quarter.

•

Consolidated net income surged 317 percent to a record US$9.9 million from US$2.4 million in 2005 and grew by 52 percent from the previous quarter. Basic and fully-diluted earnings per share were US$0.19 and US$0.17, respectively.

TAIPEI, Taiwan, March 13, 2007 – GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) announced today strong full-year 2006 results, with consolidated net profit climbing 386 percent to a record $30.8 million, driven by a fourth-quarter 2006 consolidated net profit of $9.9 million up 52 percent from the third quarter.

Record revenues in our poker software business combined with growing contributions from our Asian online games business and consequent expansion in our consolidated operating margin drove the best-ever annual and quarterly financial performance.

“GigaMedia’s net profit grew over four times in 2006, a great year by any standard,” stated Chief Executive Officer Arthur Wang. “And our record fourth-quarter operating results and recent strategic developments point to an even stronger 2007.”

“Our excellent financial results in 2006 tell only half the story: perhaps more important, 2006 was a year of key strategic accomplishments,” stated CEO Arthur Wang. “We now have built by organic investment a leading pan-European online entertainment brand – and by acquisition, an enormous pan-Asian online game platform with over 50 million registered users.”

“We are seeing but the early returns from our investments and strategic steps to build a dominant online entertainment business,” explained CEO Arthur Wang. “As such, we are looking to deliver tremendous shareholder value in 2007 and beyond.”

Consolidated Financial Results

Financial results for 2006 incorporate the results of leading Asian online casual games portal FunTown, which we acquired in January 2006. Financial results for 2006 also reflect the sale of our ADSL business in the second quarter. As a result, financial results for 2006 and 2005 periods may not be comparable.

For the Fourth Quarter

GIGAMEDIA 4Q05 CONSOLIDATED FINANCIAL RESULTS

(unaudited, all figures in US$ thousands, except per share amounts)	4Q06	4Q05	Change (%)	4Q06	3Q06	Change (%)
Revenues(A)	30,069	11,813	155	30,069	24,420	23
Operating Income	8,032	1,743	361	8,032	6,044	33
Net Income	9,875	2,368	317	9,875	6,512	52
Net Income Per Share, Basic	0.19	0.05	309	0.19	0.13	50
Net Income Per Share, Diluted	0.17	0.04	293	0.17	0.11	54
EBITDA(B)	11,770	3,452	241	11,770	8,088	46
Cash, Cash Equivalents and Marketable Securities-Current	36,187	62,135	-42	36,187	35,111	3

(A)

Revenue figures differ from those contained in previously released financial results due to reclassifications of certain costs in our Asian online games business. (See, “About the Numbers in This Release – Full-year and quarterly figures.”)

(B)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures” for more details.)

Consolidated revenues from continuing operations for the fourth quarter increased 155 percent to $30.1 million from $11.8 million in the same period of 2005, and grew 23 percent from $24.4 million for the third quarter of 2006. Key factors driving the year-over-year improvement were strong organic growth in our poker software business and the January 2006 acquisition of leading Asian online casual games portal FunTown. The sequential quarterly improvements were largely due to continued record-breaking performance in our poker vertical and sharply improved performance in FunTown.

Consolidated operating income from continuing operations for the fourth quarter grew 361 percent year-over-year to $8.0 million from $1.7 million in 2005 and increased 33 percent quarter-over-quarter from $6.0 million. Driving the increases in consolidated operating income from continuing operations were increased revenues combined with a significant increase in our operating margin to 26.7 percent from 14.8 percent a year ago and 24.8 percent in the previous quarter. The year-over-year operating margin increase was due to the acquisition of our Asian online games business and strong cost controls in our legacy broadband ISP business. The sequential quarterly operating margin improvement was driven by a sharp pick-up and significant margin expansion in the Asian online games business in the fourth quarter.

Consolidated net income for the quarter increased 317 percent to a record $9.9 million from $2.4 million in 2005, and grew by 52 percent from the previous quarter, primarily due to the aforementioned factors driving growth in consolidated operating income from continuing operations.

Fourth-quarter net income included an after tax gain on the sale of marketable securities of approximately $1.9 million related to the sale of all of our interest in Taiwanese online game company Gamania. The gain contributed to both the year-over-year and quarter-over-quarter improvements in our performance.

GigaMedia also reports non-GAAP financial measures, including non-GAAP consolidated operating income from continuing operations, non-GAAP consolidated net income, and consolidated EBITDA. The non-GAAP measures are described below and reconciliations to the corresponding GAAP measures are included at the end of this release. (See, “Use of Non-GAAP Measures” for more details.)

Non-GAAP consolidated operating income, excluding non-cash share-based compensation charges of $169 thousand, was $8.2 million in the fourth quarter of 2006, up 370 percent year-over-year and 35 percent quarter-over-quarter. Non-GAAP consolidated net income in the fourth quarter, excluding non-cash share-based compensation charges of $169 thousand, was $10.0 million, representing an increase of 324 percent over the same period last year and a 53 percent increase over the third quarter of 2006.

Consolidated EBITDA for the fourth quarter of 2006 was $11.8 million, up 241 percent from the corresponding period in 2005 and up 46 percent from the third quarter of 2006. Fourth-quarter 2006 EBITDA benefited from the non-operating gain on sales of marketable securities recorded during the period. Operating cash flow for the fourth quarter of 2006 was $9.1 million. Capital expenditure totaled $1.8 million for the fourth quarter of 2006, of which 44 percent was related to software capitalization.

We continued to maintain a healthy balance sheet at year end. Cash, cash equivalents and marketable securities-current totaled $36.2 million, up slightly from $35.1 million at the end of the third quarter of 2006. Cash payments made in the fourth quarter of $10.0 million in connection with our strategic investment in Infocomm Asia Holdings Pte Ltd., an emerging game leader in Southeast Asia, and $2.5 million in connection with the exclusive licensing of the hotly anticipated game Hellgate: London, were partially offset by strong operating cash flow during the period. Total loans amounted to $12.9 million at the end of the fourth quarter of 2006.

For the Full Year 2006

GIGAMEDIA FY06 CONSOLIDATED FINANCIAL RESULTS

(all figures in US$ thousands, except per share amounts)	FY06 (unaudited)	FY05 (audited)	Change (%)
Revenues(A)	94,292	44,187	113
Operating Income(A)	21,964	4,366	403
Net Income	30,784	6,336	386
Net Income Per Share, Basic	0.60	0.13	369
Net Income Per Share, Diluted	0.51	0.12	329
EBITDA	38,236	11,714	226
Cash, Cash Equivalents and Marketable Securities-Current	36,187	62,135	-42

(A)	Excludes results from discontinued operations.

Consolidated revenues from continuing operations for 2006 increased 113 percent to $94.3 million from $44.2 million in 2005, driven by 144 percent growth in our gaming software business, as well as the acquisition of our leading Asian online games portal FunTown in January 2006.

Consolidated operating income from continuing operations for 2006 grew 403 percent to a record $22.0 million from $4.4 million in 2005. Driving the increase in consolidated operating income from continuing operations were increased revenues combined with a considerable increase in our operating margin to 23.3 percent from 9.9 percent. The improvement in our margin was largely due to strong organic growth in our gaming software business and the acquisition of our Asian online games business. Results also benefited from strong cost controls in our legacy ISP business.

Consolidated net income for 2006 increased 386 percent to a record $30.8 million from $6.3 million in 2005, primarily due to the aforementioned factors driving year-over-year growth in consolidated operating income from continuing operations. Consolidated net income for 2006 included after tax non-operating income of approximately $7.0 million related to the sale of our legacy ADSL business in the second quarter, as well as an after tax gain of approximately $1.9 million from the sale of marketable securities.

Non-GAAP measures reported by the Company for 2006 are described below and reconciliations to the corresponding GAAP measures are included at the end of this release. (See, “Use of Non-GAAP Measures” for more details.)

Non-GAAP consolidated operating income, excluding non-cash share-based compensation charges of $310 thousand, was $22.3 million in 2006, up 421 percent year-over-year. Non-GAAP consolidated net income in 2006, excluding non-cash share-based compensation charges of $310 thousand, was $31.1 million, representing an increase of 391 percent over 2005.

Consolidated EBITDA for 2006 was $38.2 million, up 226 percent from a year ago. Operating cash flow for 2006 was $29.5 million. Capital expenditure totaled $5.7 million for 2006, of which 44 percent was related to software capitalization.

Business Unit Results

GigaMedia Limited conducts its online entertainment business in two business segments. The gaming software segment develops and licenses online gaming software solutions and application services, including poker and other traditional gaming products. The Asian online games segment develops and operates a suite of online casual games, including traditional Asian games such as MahJong. A third segment, other businesses, consists of our legacy ISP operations in Taiwan.

Gaming Software Business

(unaudited, in US$ thousands)	FY06	FY05	4Q06	4Q05	3Q06
Revenues	55,019	22,511	19,803	6,988	14,726
Operating Income	16,772	5,957	6,006	2,357	4,655
Net Income Before Minority Interests	16,529	5,728	5,896	2,164	4,553
Net Income	16,209	5,578	5,889	1,844	4,537
EBITDA	18,220	7,100	6,536	2,363	5,061

The gaming software business delivered outstanding performance in 2006, with strong execution and organic growth in the Company’s poker software business driving record revenues and net income in each consecutive quarter. Momentum continued to accelerate in the fourth quarter of 2006 with the gaming software business more than tripling net income year-over-year.

For the Fourth Quarter

Fourth-quarter revenues in the gaming software business increased 183 percent year-over-year to $19.8 million from $7.0 million and by 34 percent quarter-over-quarter from $14.7 million.

Excluding revenues consolidated due to the requirements of FIN 46(R), GigaMedia’s revenues from the entertainment software business were $9.5 million during the fourth quarter of 2006. This represented an increase of 173 percent from $3.5 million in 2005 and a 26 percent increase from the third quarter of 2006, which totaled $7.6 million.

Driving this performance was record revenue growth in our poker software business related to strong growth in our licensee’s player base, as detailed below. Results also benefited from strong contributions from our traditional gaming software business.

Our poker software business achieved record financial performance in the fourth quarter. Revenues in our poker software vertical were $12.9 million, up 486 percent from the same year-ago period and up 54 percent from the previous quarter. Poker software represented 65 percent of the business unit’s total fourth-quarter 2006 revenues. Approximately 90,000 active depositing real-money customers played on our poker platform during the fourth quarter, up 47 percent from the previous quarter. During the quarter, approximately 43,000 new depositing real-money poker players were added.

Strong marketing initiatives by our licensee and its affiliates surrounding online and land-based poker events and attracting new players were key factors driving poker revenue growth. Highlights included television advertising, sponsorships of books on poker play, Everest Poker local tournaments and the December launch of a $1 million tournament called Avalanche, and numerous satellite events for major international poker tours, including the World Series of Poker. All of these were supported by significant public relations and online search engine optimization initiatives.

Our traditional gaming software business also continued to deliver strong profitability. Revenues in our traditional gaming software vertical were $6.9 million during the fourth quarter. This represented a 44 percent increase from the same period in 2005 and an increase of 8 percent from the previous quarter. The launch of innovative new games, strong marketing initiatives, slot machine-based tournaments, and growth in cross-vertical players coming from Everest Poker were key factors driving the year-over-year and quarter-over-quarter increases in revenues.

Operating income grew 155 percent to $6.0 million from $2.4 million in 2005 and by 29 percent quarter-over-quarter from $4.7 million. Operating margin declined slightly to 30.3 percent from 31.6 percent in the previous quarter as selling and marketing expenses increased at a rate higher than that of revenue growth, reflecting continued strong reinvestment in the business to exploit attractive market opportunities and drive continued strong growth in 2007.

Net income rose 219 percent to $5.9 million from $1.8 million in 2005 and by 30 percent sequentially from $4.5 million in the third quarter. EBITDA increased 177 percent year-over-year and grew 29 percent from the third quarter of 2006 to $6.5 million from $5.1 million. Capital expenditure totaled approximately $950 thousand for the fourth quarter.

For the Full Year 2006

Total revenues for 2006 jumped 144 percent to $55.0 million from $22.5 million in 2005, with poker software revenues climbing by 644 percent to $30.9 million from $4.1 million, and traditional gaming software revenues increasing 31 percent to $24.1 million from $18.4 million. Operating income increased 182 percent to $16.8 million in 2006 from $6.0 million in 2005, due to strong organic revenue growth and an increase in operating margin to 31 percent from 27 percent year-over-year. Net income for 2006 grew 191 percent to $16.2 million from $5.6 million in 2005. EBITDA grew 157 percent to $18.2 million from $7.1 million in 2005. Capital expenditure totaled approximately $2.9 million for 2006.

Strong execution by management of strategic growth initiatives drove the record performance of the business in 2006. During the year, we invested heavily in our platform to capitalize on our first-mover advantage in poker in Continental European markets and establish market leadership. We also continuously upgraded and expanded our suite of products and enhanced platform scalability to improve the overall gamer experience and effectively scale to our large, growing market opportunity.

Results of both our poker and traditional gaming software verticals also benefited strongly from our licensee’s development of Everest as a leading gaming brand. Everest’s suite of gaming products is powered by our software. Everest continues to attract growing numbers of customers in the emerging markets of Continental Europe to both our poker software products and our traditional gaming software. During 2006, our licensee increased its offline and online marketing surrounding Everest, launching television commercials, sponsoring high-profile poker tours and tournaments, and strengthening search engine optimization efforts.

Asian Online Games Business

(unaudited, in US$ thousands)	FY06	FY05	4Q06	4Q05	3Q06
Revenues(A)	18,691	NA	5,252	NA	4,525
Operating Income	5,513	NA	1,842	NA	1,207
Net Income	5,496	NA	1,815	NA	1,224
EBITDA	7,259	NA	2,286	NA	1,643

(A)

Revenue figures differ from those contained in previously released financial results due to reclassifications of certain costs in our Asian online games business. (See, “About the Numbers in This Release – Full-year and quarterly figures.”)

The Asian online games business delivered solid performance in 2006 with sharply improved top-line and bottom-line results in the fourth quarter demonstrating growing business momentum and strong execution.

Management is executing a plan to expand the Asian online games business and build a dominant online entertainment platform in Asia. We enter 2007 well-positioned to continue to gain momentum and grow profit:

•	In January 2007, we strengthened our access to one of the world’s largest and fastest growing markets by acquiring controlling ownership of China’s leading online sports game operator T2CN;

•	In December 2006, we extended our reach to the large, high-growth online game market of Southeast Asia through an investment in emerging leader Infocomm Asia Holdings Pte Ltd;

•	In December 2006, we secured an exclusive license to offer and operate Hellgate: London, one of the most highly anticipated online games for 2007, in Taiwan, Hong Kong and Macau;

•

In December 2006, we formed a strategic partnership with Yahoo! Taiwan to develop a co-branded Web site with co-marketing of FunTown’s games on key Yahoo! Taiwan properties and revenue sharing on resulting sales.

Fourth-quarter and full-year 2006 results do not include contributions from any of these growth initiatives.

For the Fourth Quarter

Revenues from FunTown in the fourth quarter of 2006 increased 16 percent to $5.3 million from $4.5 million in the third quarter of 2006. Successful execution of our strategy to expand our game offerings, attract new gamers, and increase gamer spending through offering a broader selection of in-game virtual items drove the sharp improvement in the performance of the business in the fourth quarter. During the quarter we supported these growth initiatives with a strong mass media marketing campaign. As a result, we generated increased player activity across all game products on the FunTown platform in the period.

Growing contributions from the advanced casual game Tales Runner and increases in in-game virtual items sales were key factors in the improvement in our top line. Results also benefited from revenue recognized related to our game cards and game packs that had been sold and expired unused at quarter end.

Average monthly active paying accounts were approximately 106,000 during the fourth quarter, down 3 percent from the third quarter, and average monthly revenue per active playing account was approximately $16.58 during the period, up 20 percent quarter-over-quarter.

Operating income jumped by 53 percent over the prior period to $1.8 million from $1.2 million. Operating margin increased to 35 percent, reflecting the increase in revenues during the period.

Net income grew 48 percent quarter-over-quarter to $1.8 million from $1.2 million. EBITDA increased 39 percent from the third quarter of 2006 to $2.3 million from $1.6 million. Capital expenditure totaled approximately $532 thousand for the fourth quarter, and amortization expenses related to intangible assets recorded as a result of the acquisition of FunTown amounted to $422 thousand for the period.

For the Full Year 2006

The Asian online games business recorded total revenues for 2006 of $18.7 million, with operating income of $5.5 million, net income of $5.5 million, and EBITDA of $7.3 million during the full-year period. Operating margin was 29 percent. Capital expenditure totaled approximately $1.6 million for 2006 and amortization expenses related to the acquisition of FunTown amounted to $1.7 million for the year.

Other Business – Legacy Broadband ISP Business

(unaudited, in US$ thousands)	FY06	FY05	4Q06	4Q05	3Q06
Revenues	20,686	21,736	5,022	4,824	5,217
Operating Income	4,290	2,183	1,316	452	1,358
Net Income (Loss)	13,037	3,175	3,221	782	1,224
EBITDA	16,757	7,344	4,073	1,580	1,897

The broadband ISP business delivered improved profitability in 2006. During the year, we disposed of our ADSL business and continued strict cost and expense control measures, resulting in improved performance during the period.

In the fourth quarter of 2006, revenues in the corporate broadband ISP business were $1.8 million, representing 36 percent of total revenues in the Company’s broadband ISP business. Revenues during the period increased 24 percent year-over-year primarily due to an increase in the number of corporate lines serviced. Quarter-over-quarter, revenues increased 3 percent, due to a slight improvement in revenue per customer.

Fourth-quarter revenues in the consumer broadband ISP business were $3.2 million, a 4 percent decrease compared to the same period last year. The variation was primarily due to the disposal of our ADSL business during 2006, the impact of which on our revenues has been partially offset by fees received for the provision of consulting and support services related to the sale and transition of the business. Such services are scheduled to end in the first quarter of 2007. Revenues decreased 8 percent quarter-over-quarter, largely related to reduced metrics in our cable broadband subscribers.

Operating income increased 191 percent year-over-year and decreased 3 percent quarter-over-quarter. The year-over-year increase was primarily due to lowered operating costs and improved efficiencies following the disposal of the ADSL business. The sequential quarterly decrease was a result of reduced revenues.

Net income in the fourth quarter of 2006 grew 312 percent year-over-year from $782 thousand and increased 163 percent compared to $1.2 million for the third quarter. The year-over-year and quarter-over-quarter growth was largely attributable to a disposal gain on marketable securities recorded in the fourth quarter.

Total revenues for 2006 declined slightly to $20.7 million from $21.7 million in 2005, largely related to the disposal of our ADSL business in 2006. Increased contributions from the corporate broadband business helped to offset decreased contributions from the consumer broadband ISP business. Operating income increased by approximately 97 percent to $4.3 million in 2006 from $2.2 million in 2005. The year-over-year variance in operating income was primarily due to reduced customer service expenses, product development and engineering expenses, selling and marketing expenses and depreciation costs. Net income for 2006 grew 311 percent to $13.0 million from $3.2 million in 2005. The year-over-year variance in net income was due mainly to the aforementioned operating income increase and a one-time gain recorded in the second quarter of 2006 in connection with the sale of our ADSL business.

Consistent with the Company’s focus on online entertainment and driving shareholder value, the Company has retained financial advisors to explore the sale of its legacy ISP business.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of March 13, 2007. Given potential changes in economic conditions and consumer spending, the evolving nature of broadband and online entertainment software, and various other risk factors, including those discussed in the Company’s 2006 Annual Report or 20-F filing with the U.S. Securities and Exchange Commission referenced below, actual results may differ materially.

Management expects continued strong business momentum and record revenues in our poker software business driven by the rapidly growing popularity of the Everest Poker brand, which is powered by our software.

We expect our Asian online games business to continue to deliver revenue growth in the first quarter, despite the negative impact on revenues of the short month of February and the Chinese New Year holiday in the period. We expect our investment in China’s leading online sports game operator T2CN to begin to contribute to our bottom line as we adopt equity accounting for this investment in the first quarter.

Overall, management expects significant growth in consolidated revenues in the first quarter driven by strong demand for the Company’s poker software and growing contributions from the Company’s Asian online games business, partially offset by the expected revenue decline in our legacy ISP business.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with GAAP, we use the following measures defined as non-GAAP by the SEC: EBITDA, and US GAAP operating income and net income data adjusted to exclude the impact of share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

We believe these non-GAAP financial measures provide meaningful supplemental information regarding our performance by excluding certain expenses that may not be indicative of our operating performance. Effective January 1, 2006, GigaMedia adopted Statement of Financial Accounting Standards No. 123(R) (“SFAS 123(R)”) regarding the expensing of share-based compensation. We believe that the presentation of non-GAAP operating income and net income enables more meaningful comparisons of performances across periods to be made by excluding the effect of SFAS 123(R), and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP operating income excluding share-based compensation expenses and net income excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a recurring expense in our business. A limitation of using EBITDA is that it does not include all items that impact our net income for the period. In addition, EBITDA as defined by GigaMedia may not be comparable to similarly titled measures reported by other companies. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Reconciliations of the adjusted income statement data to GigaMedia’s US GAAP income statement data are provided on the attached unaudited financial statements.

In this fourth-quarter and full-year 2006 results press release, EBITDA is defined as earnings before interest, taxes, depreciation, and amortization. In the Company’s earnings releases prior to the second quarter of 2006, EBITDA also excluded income from discontinued operations and minority interests. Therefore, EBITDA figures presented in this release may be different from those presented in previous earnings releases.

About the Numbers in This Release

Full-year and quarterly figures

All 2006 figures and all 2005 quarterly figures referred to in the text, tables and attachments to this release are unaudited; all full-year 2005 amounts are audited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars.

Financial results for 2006 incorporate the results of leading Asian online casual games portal FunTown, which we acquired in January 2006. Financial results for 2006 also reflect the sale of our ADSL business in the second quarter. As a result, financial results for 2006 and 2005 periods may not be comparable.

Beginning in the fourth quarter of 2006, we have reclassified certain processing costs in our Asian online games business such that revenues that are generated through electronic payment channels are presented on a gross basis, as opposed to a net of processing costs basis applied in our previous quarterly results in 2006. We have recast all financial results of our Asian online games business and our consolidated financials presented herein to reflect this reclassification. The reclassification has had no impact on the operating income or net income of our Asian online games business and our consolidated financials.

Segmental results

GigaMedia’s segmental financial results are based on the Company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the U.S. Consolidated quarterly and/or annual financial results of the Company may differ from totals of the Company’s segmental financial results for the same period due to (1) the impact of the Company’s headquarters costs and expenses, which are not reflected in the business segment results, (2) the impact of certain non-operating subsidiaries of GigaMedia on the Company’s consolidated financial results, and (3) certain inter-company eliminations.

Results from continuing operations

On September 29, 2005, the Company sold its land-based music distribution business to Nextbase International Limited. In accordance with reporting guidelines (SFAS No. 144: Accounting for the Impairment or Disposal of Long-Lived Assets) and to allow for meaningful comparisons, the Company has recast the full-year and quarterly financial results presented herein to reflect this sale and highlight continuing operations, unless otherwise noted.

Results from continuing operations include the ADSL business that we sold in May 2006. The ADSL business does not qualify under generally accepted accounting principles as discontinued operations.

Share-based payment

Effective January 1, 2006, GigaMedia adopted the fair value recognition provisions of SFAS 123(R), using the modified-prospective transition method.

FIN 46(R)

During the fourth quarter of 2004, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”), as revised by the subsequent amendment, FIN 46(R). The provisions of FIN 46(R) require consolidation by the primary beneficiary of variable interest entities, as that term is defined in FIN 46(R). The Company conducted a review of existing contracts for our variable interest parties and determined that it was a primary beneficiary of UIM, a licensee of GigaMedia’s entertainment software developer CESL. All results referred to in this press release, unless otherwise indicated, reflect the Company’s adoption of FIN 46(R).

Conference Call and Webcast

GigaMedia will hold a conference call at 8:00 p.m. Taipei/Hong Kong Time on March 13, 2007, which is 8:00 a.m. Eastern Daylight Time on March 13, 2007 in the U.S., to discuss the Company’s fourth-quarter and full-year performance. Individual investors can listen to a webcast of the call at http://ir.giga.net.tw, through CCBN’s individual investor center at www.fulldisclosure.com, or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com). The webcast will be available for replay.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops software for online entertainment services, including the global online gaming market. GigaMedia’s FunTown game portal is a leading Asian casual games portal and the world’s largest online MahJong game site in terms of revenue. GigaMedia also operates a broadband ISP providing Internet access services to consumers and corporate subscribers in Taiwan. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2006.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Twelve months ended
	12/31/2006	9/30/2006	12/31/2005	12/31/2006	12/31/2005
	unaudited USD	unaudited USD	unaudited USD	unaudited USD	audited USD
Operating revenues
Software licensing & online entertainment revenues	19,802,743	14,726,154	6,988,383	55,019,195	22,511,460
Online game revenues	5,252,477	4,524,993	—	18,691,438	—
Internet access and service revenues	5,007,468	5,162,368	4,816,442	20,537,003	21,588,524
Other revenues	6,446	6,863	8,452	44,326	87,444

Total operating revenues	30,069,134	24,420,378	11,813,277	94,291,962	44,187,428

Costs and expenses
Cost of software licensing & online entertainment revenues	2,824,318	2,133,493	702,068	7,824,252	3,327,301
Cost of online game revenues	1,112,495	930,482	—	3,666,901	—
Cost of Internet and service revenues (includes share-based compensation expenses under SFAS 123(R) of $4,661, $4,949, $0, $19,677, and $0 respectively)	2,425,974	2,862,173	2,955,094	11,448,584	13,567,689
Cost of other revenues	169,212	57,661	123,588	390,777	488,214
Product development & engineering expenses (includes share-based compensation expenses under SFAS 123(R) of $92,644, $11,362, $0, $127,113, and $0 respectively)	1,526,907	1,453,367	863,721	5,738,176	3,562,040
Selling and marketing expenses (includes share-based compensation expenses under SFAS 123(R) of $15,848, $16,805, $0, $66,831 and $0 respectively)	10,720,740	7,477,582	3,283,549	30,123,553	10,777,108
General and administrative expenses (includes share-based compensation expenses under SFAS 123(R) of $55,379, $13,507, $0, $96,358 and $ 0 respectively)	3,085,338	3,247,478	2,091,904	12,420,996	7,892,023
Bad debt expenses	171,940	214,523	49,987	714,933	206,692

Total costs and expenses	22,036,924	18,376,759	10,069,911	72,328,172	39,821,067

Income from operations	8,032,210	6,043,619	1,743,366	21,963,790	4,366,361

Non-operating income (expense)
Interest income	162,222	138,624	269,258	722,418	410,828
Foreign exchange gain (loss) - net	(25,184)	(8,570)	11,959	(161,172)	150,953
Gain on sales of marketable securities	2,100,078	26,555	102,795	2,188,818	849,710
Gain (loss) on disposal of property, plant & eqpmt.	(15,395)	(9,074)	198,077	(36,674)	204,422
Interest expense	(78,260)	(112,635)	(1,749)	(582,369)	0
Other non-operating income	90,092	618,870	518,051	8,559,266	1,093,684

Non-operating income	2,233,553	653,770	1,098,391	10,690,287	2,709,597
Income tax expense	383,504	169,289	155,372	1,549,403	435,591
Minority interest income	6,950	16,410	320,784	320,471	150,299

Income from continuing operations	9,875,309	6,511,690	2,365,601	30,784,203	6,490,068
Income from discontinued operations (including gain on disposal)	0	0	2,135	0	(154,028)

Net income	9,875,309	6,511,690	2,367,736	30,784,203	6,336,040

Earnings per share
Basic:
Income from continuing operations	0.19	0.13	0.05	0.60	0.13
Income from discontinued operations	0.00	0.00	0.00	0.00	0.00

	0.19	0.13	0.05	0.60	0.13

Diluted:
Income from continuing operations	0.17	0.11	0.04	0.51	0.12
Income from discontinued operations	0.00	0.00	0.00	0.00	0.00

	0.17	0.11	0.04	0.51	0.12

Weighted average shares outstanding
Basic	51,446,715	51,027,013	50,343,642	50,920,834	50,311,948

Diluted	59,193,335	60,430,120	55,690,326	61,166,168	54,869,766

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	12/31/2006	9/30/2006	12/31/2005
	unaudited USD	unaudited USD	audited USD
Assets
Current assets
Cash and cash equivalents	22,371,582	16,713,010	41,731,417
Marketable securities - current	13,815,661	18,398,098	20,403,765
Notes and accounts receivable - net	15,076,394	17,726,817	6,442,848
Inventories - net	122,807	95,903	57,806
Prepaid expenses	3,196,093	1,480,578	273,726
Restricted cash	2,697,071	2,657,492	0
Other current assets	6,896,276	7,715,166	1,293,966

Total current assets	64,175,884	64,787,064	70,203,528

Marketable securities - noncurrent	25,000,000	15,000,000	0
Property, plant & equipment -net	10,097,958	9,968,996	10,746,904
Goodwill	55,816,835	50,645,511	29,243,377
Intangible assets - net	23,067,184	22,679,009	2,704,382
Other assets	4,460,672	2,535,856	620,932

Total assets	182,618,533	165,616,436	113,519,123

Liabilities & shareholders’ equity
Short-term loans	12,852,761	12,658,610	0
Notes and accounts payable	1,751,048	1,828,776	1,427,338
Accrued compensation	3,458,384	2,804,077	1,194,120
Accrued expenses	4,786,269	4,621,466	1,790,726
Other current liabilities	22,358,794	17,879,047	6,244,721

Total current liabilities	45,207,256	39,791,976	10,656,905
Other liabilities	1,790,374	2,299,490	1,650,041

Total liabilities	46,997,630	42,091,466	12,306,946
Minority interests	1,534,408	777,458	563,936
Shareholders’ equity	134,086,495	122,747,512	100,648,241

Total liabilities & shareholders’ equity	182,618,533	165,616,436	113,519,123

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended			Twelve months ended
	12/31/2006	9/30/2006	12/31/2005	12/31/2006	12/31/2005
	unaudited USD	unaudited USD	unaudited USD	unaudited USD	audited USD
Income from operations
GAAP income from operations	8,032,210	6,043,619	1,743,366	21,963,790	4,366,361
Adjustment: share-based compensation	168,532	46,623	0	309,979	0

Non-GAAP income from operations	8,200,742	6,090,242	1,743,366	22,273,769	4,366,361

Net income
GAAP net income	9,875,309	6,511,690	2,367,736	30,784,203	6,336,040
Adjustment: share-based compensation	168,532	46,623	0	309,979	0

Non-GAAP net income	10,043,841	6,558,313	2,367,736	31,094,182	6,336,040

Reconciliation of Net Income to EBITDA

Net income	9,875,309	6,511,690	2,367,736	30,784,203	6,336,040
Depreciation	832,544	713,411	854,277	3,179,030	3,965,643
Amortization	762,522	719,766	342,186	2,863,360	1,387,176
Interest (income) expense	(83,962)	(25,988)	(267,509)	(140,049)	(410,828)
Tax	383,504	169,289	155,372	1,549,403	435,591

EBITDA	11,769,917	8,088,168	3,452,062	38,235,947	11,713,622

Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:

Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 3518-1107
brad.miller@gigamedia.com.tw

GigaMedia to Report

Fourth-Quarter and Full-Year 2006

Financial Results on March 13

TAIPEI, Taiwan, February 27, 2007 – GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) will report the Company’s fourth-quarter and full-year 2006 financial results on Tuesday, March 13, 2007 before the market opens.

Management will hold an investor webcast on March 13, 2007 at 8:00 a.m. Eastern Daylight Time, which is 8:00 p.m. Taipei/Hong Kong Time on March 13, 2007, to discuss the Company’s fourth-quarter and full-year 2006 performance. A link to the live and archived webcast will be available at http://ir.giga.net.tw.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops software for online entertainment services, including the global online gaming market. GigaMedia’s FunTown game portal is a leading Asian casual games portal and the world’s largest online MahJong game site in terms of revenue. GigaMedia also operates a broadband ISP providing Internet access services to consumers and corporate subscribers in Taiwan. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2006.

# # #